Exhibit 99.8
KPMG LLP
Tour KPMG, Suite 1500
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CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated June 16, 2022 on the consolidated financial statements of Alithya Group inc. (the “Entity”) which comprise the consolidated statements of financial position as of March 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2022, and the related notes, which report is included in the annual report on Form 40-F of the Entity for the year ended March 31, 2022.

We also consent to the incorporation by reference of such report in the Registration Statement (File No. 333-228487) on Form S-8 of the Entity.

June 17, 2022
Montréal, Canada

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